Exhibit 99.10

18 September 2003

United Utilities PLC (“United Utilities” or the “Company”)

Rights Issue – 91.3 per cent. acceptances

The Company announces that by 10.30 a.m. on 17 September 2003, the latest time and date for acceptance and payment in full for the Initial A Shares under the terms of the Rights Issue announced on 28 July 2003, valid acceptances had been received in respect of 282,356,538 Initial A Shares, representing approximately 91.3 per cent. of the Initial A Shares.

For further information, contact:

United Utilities PLC	01925 237000
John Roberts, Chief Executive
Simon Batey, Finance Director
Simon Bielecki, Investor Relations Manager	01925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0309

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.